THUNDER BRIDGE ACQUISITION IV, INC.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Mumford

Re: Thunder Bridge Capital Partners IV, Inc.

Registration Statement on Form S-1

Filed March 16, 2021

File No. 333-254359

Dear Mr. Mumford:

Thunder Bridge Capital Partners IV, Inc., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 9, 2021, regarding the Registration Statement on Form S-1 filed on March 16, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed on March 16, 2021

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Subsequent Events, page F-11

1.	Please revise your disclosure to identify the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

We respectfully inform the Staff that we have revised the indicated disclosure to identify the date through which subsequent events have been evaluated.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP